UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

SCHEDULE 13G
Under the Securities and Exchange Act of 1934

(Amendment No. 10)[*]

Washington Trust Bancorp, Inc.

(Name of Issuer)

Common Stock, $.0625 par value

(Title of Class of Securities)

940610 10 8

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) **David W. Wallace**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION **United States**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER **944,972**
	6	SHARED VOTING POWER **1,047,000**
	7	SOLE DISPOSITIVE POWER **944,972**
	8	SHARED DISPOSITIVE POWER **1,047,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,991,972**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **12.482%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **IN**

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) **Jean and David W. Wallace Foundation**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER **913,000**	
	6	SHARED VOTING POWER **0**	
	7	SOLE DISPOSITIVE POWER **913,000**	
	8	SHARED DISPOSITIVE POWER **0**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **913,000**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **5.721%**		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **IN**		

Item 1(a).   **Name of Issuer:**

Washington Trust Bancorp, Inc. (the "Issuer")

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

23 Broad Street, Westerly, RI 02891

Item 2(a).   **Name of Person Filing:**

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by:

(i)   David W. Wallace;
(ii)   Jean and David W. Wallace Foundation

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**
Address for David W. Wallace:
680 Steamboat Road, Greenwich, CT 06380

Address for Jean and David W. Wallace Foundation:
680 Steamboat Road, Greenwich, CT 06380

Item 2(c).   **Citizenship:**

David W. Wallace – United States
Jean and David W. Wallace Foundation – Delaware

Item 2(d).   **Title of Class of Securities:**

Common Stock, $.0625 par value

Item 2(e).   **CUSIP Number:**

940610 10 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Mr. Wallace:

(a) Amount beneficially owned:
     1,991,972 Shares of Common Stock
(b) Percent of class:
     12.482%
(c) Number of shares as to which such person has:
     (i)   Sole power to vote or to direct the vote
            944,972
     (ii)   Shared power to vote or to direct the vote
            1,047,000[1]
     (iii) Sole power to dispose or to direct the disposition
            944,972
     (iv)   Shared power to dispose or to direct the disposition
            1,047,000[2]

For Jean and David W. Wallace Foundation:

(a) Amount beneficially owned:
     913,000 Shares of Common Stock
(b) Percent of class:
     5.721%
(c) Number of shares as to which such person has:
     (i)   Sole power to vote or to direct the vote
            913,000
     (ii)   Shared power to vote or to direct the vote
            0
     (iii) Sole power to dispose or to direct the disposition
            913,000
     (iv)   Shared power to dispose or to direct the disposition
            0

---

[1] Includes 134,000 shares owned by Mr. Wallace's spouse and 913,000 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as trustee.

[2] Includes 134,000 shares owned by Mr. Wallace's spouse and 913,000 shares held by the Jean and David W. Wallace Foundation of which Mr. Wallace serves as trustee.

Item 5.   **Ownership of Five Percent or Less of a Class.**
If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**
N/A

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**
N/A

Item 8.   **Identification and Classification of Members of the Group.**
N/A

Item 9.   **Notice of Dissolution of Group.**
N/A

Item 10.   **Certifications.**
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

DAVID W. WALLACE

By: /s/ David W. Wallace

Name: David W. Wallace

February 13, 2009

JEAN AND DAVID W. WALLACE FOUNDATION

By: /s/ David W. Wallace

Name: David W. Wallace
Title: Trustee

<u>RIDER 1</u>

EXHIBIT INDEX

Exhibit 1.   Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

February 13, 2009

DAVID W. WALLACE

By: /s/ David W. Wallace
        Name: David W. Wallace

JEAN AND DAVID W. WALLACE FOUNDATION

By: /s/ David W. Wallace
        Name: David W. Wallace
        Title: Trustee